UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

4D pharma plc

Ordinary Shares, nominal value £0.0025 per share

(Title of Class of Securities)

35085K109**

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
**	This CUSIP number applies to the American Depository Shares, each representing eight ordinary shares, par value £0.0025 per share. No CUSIP has been assigned to the ordinary shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 35085K109	Schedule 13G

(1) Names of reporting persons.	Merck & Co., Inc.
(2) Check the appropriate box if a member of a group (see instructions)	☐ (a)
☐ (b)
(3) SEC use only.
(4) Citizenship or place of organization.	New Jersey
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power.	0
(6) Shared voting power.	12,145,523(1)
(7) Sole dispositive power.	0
(8) Shared dispositive power.	12,145,523(1)
(9) Aggregate amount beneficially owned by each reporting person.	12,145,523(1)
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions).	☐
(11) Percent of class represented by amount in Row (9).	6.6%
(12) Type of reporting person (see instructions).	CO, HC

(1) Consists of (i) 8,315,023 ordinary shares of record and (ii) 3,830,500 warrants exercisable for £1.00 per ordinary share held by Merck Sharp & Dohme Corp.

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CUSIP No. 35085K109	Schedule 13G

(1) Names of reporting persons.	Merck Sharp & Dohme Corp.
(2) Check the appropriate box if a member of a group (see instructions)	☐ (a)
☐ (b)
(3) SEC use only.
(4) Citizenship or place of organization.	New Jersey
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power.	0
(6) Shared voting power.	12,145,523(1)
(7) Sole dispositive power.	0
(8) Shared dispositive power.	12,145,523(1)
(9) Aggregate amount beneficially owned by each reporting person.	12,145,523(1)
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions).	☐
(11) Percent of class represented by amount in Row (9).	6.6%
(12) Type of reporting person (see instructions).	CO

(1) Consists of (i) 8,315,023 ordinary shares of record and (ii) 3,830,500 warrants exercisable for £1.00 per ordinary share held by Merck Sharp & Dohme Corp.

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CUSIP No. 35085K109	Schedule 13G

Item 1.

(a)	Name of issuer

4D Pharma PLC

(b)	Address of issuer’s principal executive offices

5th Floor, 9 Bond Court Leeds, LS1 2JZ United Kingdom

Item 2.

(a)	Name of person filing

This Schedule 13G is being filed on behalf of the following:

i.	Merck & Co., Inc. (“Merck”)
ii.	Merck Sharp & Dohme Corp. (“MSD”), which is a wholly owned subsidiary of Merck

Merck and MSD are collectively referred to in this Schedule 13G as the “Reporting Persons”.

(b)	Address or principal business office or, if none, residence

i.	The address of the principal business office for Merck is: 2000 Galloping Hill Road, Kenilworth, NJ 07033.
ii.	The address of the principal business office for MSD is: One Merck Drive, Whitehouse Station, NJ 08889.

(c)	Citizenship

i.	Merck is a New Jersey corporation.
ii.	MSD is a New Jersey corporation.

(d)	Title of class of securities

Ordinary Shares, nominal value £0.0025 per share (“Ordinary Shares”).

(e)	CUSIP No.

35085K109

Item 3.	Statement Filed Pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c)

Not applicable.

Item 4.	Ownership

(a)-(c)	The information relating to the beneficial ownership of Ordinary Shares by each of the Reporting Persons set forth in Rows 5 through 9 and Row 11 of the cover pages hereto is incorporated herein by reference.

The ownership percentage of each Reporting Person set forth in Row 11 of the cover pages hereto has been calculated based on 180,300,967 Ordinary Shares outstanding as of October 14, 2021, as disclosed in the Issuer’s Rule 424(b)(3) prospectus filed with the SEC on October 14, 2021.

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following ☐

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

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CUSIP No. 35085K109	Schedule 13G

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

The reported securities are owned directly by MSD, which is a wholly owned subsidiary of Merck. Merck is an indirect beneficial owner of the reported securities.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2022

Merck & Co., Inc.

By:	/s/ Kelly Grez
Name: Kelly Grez
Title: Deputy Corporate Secretary

Merck Sharp & Dohme Corp.

By:	/s/ Jon Filderman
Name: Jon Filderman
Title: Vice President

EXHIBIT INDEX

Exhibit	Description
99.1.	Joint Filing Agreement